Filed pursuant to 424(b)(3)
Registration No. 333-121761

SUPPLEMENT NO. 1
DATED AUGUST 4, 2006
TO THE PROSPECTUS DATED JULY 24, 2006
OF THINK PARTNERSHIP INC.

This Supplement No. 1 supplements certain information contained in our prospectus dated July 24, 2006, and must be read in conjunction with our prospectus.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Management — Executive Officers and Directors,” “Executive Compensation and Related Information — Employment Agreements” and “Executive Compensation and Related Information — Compensation of Directors” as described below.  You should read this Supplement No. 1 together with our prospectus.

Management

This section supplements the discussion contained in the prospectus under the heading “Management” and subheading “Executive Officers and Directors,” which begin on page 48 of the prospectus.

Executive Officers and Directors

On August 3, 2006, we announced that three of our current directors, Messrs. Vincent J. Mesolella, Frederick P. Lyte and Xavier Hermosillo, will not stand for re-election at our next annual meeting of shareholders. The three directors will continue to serve on the committees to the board on which they currently serve until such time as they cease serving as directors; however, Mr. Mesolella has agreed to step down as the chairman of each of our nominating committee and compensation committee.  Additionally, on August 3, 2006, our board of directors appointed each of Messrs. Robert T. Geras, George Mellon and Joshua Metnick to serve on our audit committee, nominating committee and compensation committee, with Mr. Geras appointed to serve as chairman of our compensation committee and Mr. Mellon appointed to serve as chairman of our nominating committee.

Executive Compensation and Related Information

This section supplements the discussion contained in the prospectus under the heading “Executive Compensation and Related Information” and subheadings “Employment Agreements,” and “Compensation of Directors” which begin on page 54 and 55, respectively, of the prospectus.

Employment Agreements

On August 3, 2006, we entered into an employment agreement with Mr. Mitchell pursuant to which Mr. Mitchell will continue to serve as our president and chief executive officer.  The employment agreement supercedes and replaces Mr. Mitchell’s August 19, 2004 employment agreement, as amended on August 19, 2005.  Further, in connection with entering into the employment agreement, on August 3, 2006, we (i) agreed to pay to Mr. Mitchell a $150,000 signing bonus in immediately available funds and (ii) issued to Mr. Mitchell options to purchase 400,000 shares of our common stock, at an exercise price of $2.19 per share with one-third of the options vesting on each of the first, second and third year anniversaries of the date of issuance.

The employment agreement provides for (i) a five year term with automatic one-year renewals beginning on the fourth year anniversary of the agreement, unless at least sixty days prior to such anniversary, either party notifies the other of its intent not to renew; (ii) base salary equal to $485,000 per annum during the term of the agreement; (iii)

a $10,000 per year allowance for a car, additional insurance or other benefits as determined by Mr. Mitchell; (iv) an annual cash bonus as determined by our board of directors, provided that during the term of the agreement,  Mr. Mitchell’s annual salary, when combined with the annual cash bonus must be higher than the annual salary and annual cash bonus paid to any other employee of ours during the such period; (v) a non-competition and non-solicitation covenant during the term of the employment agreement and for a period of six months thereafter; (vi) other benefits that are generally available to our executive management; and (vii) termination of the employment agreement (A) by Mr. Mitchell at any time upon not less than ninety-day prior written notice to us, (B) by us for “cause” or the disability of Mr. Mitchell, (B) automatically upon the death of Mr. Mitchell, or (C) by Mr. Mitchell for “good reason”.

The employment agreement defines “cause” to include Mr. Mitchell’s: (i)  willful and continued failure to substantially perform his duties after a demand for substantial performance is delivered to Mr. Mitchell that specifically identifies the manner in which he has not substantially performed his duties, and he fails to resume substantial performance of his duties on a continuous basis within fourteen (14) days of receiving such demand; (ii) engaging in conduct which is demonstrably and materially injurious to us, monetarily or otherwise, and willful disloyalty or deliberate dishonesty or the commission by him of an act of fraud or embezzlement against us; or (iii) conviction of a felony or a misdemeanor, other than traffic related or similar minor misdemeanors, either in connection with the performance of his obligations to us or which otherwise materially and adversely affects his ability to perform such obligations.  The employment agreement defines “good reason” to include a material breach by us of any of the terms of the agreement or if Mr. Mitchell is asked to relocate to a geographic area outside of Clearwater, Florida and he does not consent to such relocation.

Further if the employment term is terminated by Mr. Mitchell for good reason, or if we cause the non-renewal of the employment term, we shall be obligated to pay Mr. Mitchell (i) any accrued but unpaid salary, prorated annual cash bonus and prorated vacation, and any other amounts accrued but unpaid as of the date of termination, and (ii) a lump-sum severance payment equal to the unpaid salary that would have been paid to Mr. Mitchell over the balance of the employment term.  In addition, (i) we shall continue all medical, dental and life insurance benefits at no cost to the Mr. Mitchell for the greater of (A) twelve (12) months, commencing on the date of termination, or (B) the balance of the term, except if Mr. Mitchell begins new employment or service for another person or entity that offers comparable health insurance, such benefits shall immediately cease and (ii) the ownership of all restricted stock and options granted to Mr. Mitchell shall vest to the extent provided for in the applicable stock option or other agreement governing the issuance thereof.  If the employment term is terminated by Mr. Mitchell for other than good reason, or by us for cause, or if Mr. Mitchell causes the non-renewal of the employment term, we shall pay to Mr. Mitchell in a lump sum payment any accrued but unpaid salary, prorated annual cash bonus and prorated vacation, and any other amounts accrued but unpaid as of the date of termination.  Any severance payable shall be paid in one lump sum within ten (10) days after termination of the employment period.

Compensation of Directors

On August 3, 2006, we granted to: (i) Mr. Mesolella options purchase 60,000 shares of our common stock at $2.19 per share; (ii) each of Messrs. Walsh and Lyte options to purchase 25,000 shares of our common stock at $2.19 per share; (iii) each of Messrs. Geras and Mellon options to purchase 200,000 shares of our common stock at $2.19 per share; and (iv) Mr. Metnick options to purchase 75,000 shares of our common stock at $2.19 per share, with one-third of the options vesting on each of the first, second and third year anniversaries of the date of issuance.